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02030510

REGISTRANT'S NAME Amoy Properties Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

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APR 1 1 2002

P THOMSON FINANCIAL

FILE NO. 82- 3410 FISCAL YEAR 6-30-01

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DATE : 3/7/02

AMOY PROPERTIES LIMITED
淘大置業有限公司



Elements of Success | A Comfort You Can Count On

Annual Report 2000-2001


HANG LUNG GROUP
HANG LUNG DEVELOPMENT COMPANY, LIMITED
Property Development and Investments
AMOY PROPERTIES LIMITED
Property Development and Investment
GRAND HOTEL HOLDINGS LIMITED
Hotel Ownership and Management

Group Profile

AMOY PROPERTIES LIMITED

Amoy Properties is a subsidiary of Hang Lung Development Company, Limited, and has been the property investment arm of the Hang Lung Group. In 2000, Amoy took responsibility for the Group's future property development business, effectively placing all future property-related operations under the Amoy banner.

Amoy is one of Hong Kong's largest property development and investment companies with a unique and diversified portfolio of investment properties strategically located along major transportation routes in Central, Mongkok, Causeway Bay and Quarry Bay. This portfolio is supported by a series of tactical initiatives - upgrading the tenant mix, refurbishing and redeveloping. Amoy's properties remain highly popular with quality tenants as a result of the Company's customer-oriented range of value-added services and incentives.

Amoy is also developing a new concentration of properties in Kowloon residential areas, such as Ho Man Tin, and three sites - Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road - on the West Kowloon Reclamation.

CONTENTS

FINANCIAL CALENDAR

INTERIM RESULTS ANNOUNCED	2 March 2001
INTERIM ORDINARY DIVIDEND PAID	20 April 2001
ANNUAL RESULTS ANNOUNCED	24 September 2001
SHARE REGISTER CLOSED	for final ordinary dividend 12 to 16 November 2001 *(both days inclusive)*
ANNUAL GENERAL MEETING	10:30 a.m. on 23 November 2001 at Registered Office (Details are set out in Notice of Annual General Meeting accompanying this Annual Report)
PROPOSED FINAL ORDINARY DIVIDEND PAYABLE	30 November 2001

CORPORATE INFORMATION

DIRECTORS

Ronnie C. Chan *Chairman*

S.S. Yin *Vice Chairman**

Nelson W.L. Yuen *Managing Director*

Ronald J. Arculli, *JP* *

Laura L.Y. Chen

H.K. Cheng, *GBS, JP* *

Wilfred S.L. Ho *Executive Director*

Alfred H.K. Li *Executive Director*

P.W. Liu *

* *Independent Non-Executive Director*

AUDIT COMMITTEE

H.K. Cheng, *GBS, JP Chairman*

Laura L.Y. Chen

P.W. Liu

COMPANY SECRETARY

Robin S.W. Ching

AUDITORS

KPMG

Certified Public Accountants

REGISTERED OFFICE

28th Floor

Standard Chartered Bank Building

4 Des Voeux Road Central

Hong Kong

Tel : 2879 0111

Fax : 2868 6086

Email Address : amoy@hanglung.com

Website : http : //www.hanglung.com/amoy/home.htm

LISTING INFORMATION

AT 30 JUNE 2001

2,891,113,407 Ordinary Shares of HK$1.00 each
Listed on The Stock Exchange of Hong Kong Limited
and
112,435 Convertible Cumulative Preference Shares of HK$7,500.00 each
Listed on The Stock Exchange of Hong Kong Limited and Luxembourg Stock Exchange

STOCK CODE FOR ORDINARY SHARES

Hong Kong Stock Exchange	0101
Reuters	0101.HK
Bloomberg	101HK

STOCK CODE FOR CONVERTIBLE CUMULATIVE PREFERENCE SHARES

Hong Kong Stock Exchange	1210
Luxembourg Stock Exchange	GB0040415332

(in the form of international depositary receipt ("IDR") each representing 5 Convertible Cumulative Preference Shares)

BOARD LOT SIZE

Ordinary Shares	500 shares*
Convertible Cumulative Preference Shares	
— Hong Kong	10 shares
— Luxembourg	One IDR

* will be changed to 1,000 Ordinary Shares from 1 November 2001

AMERICAN DEPOSITARY RECEIPT Sponsored Level-I (Over the Counter)

CUSIP Number	031892102
ADR:Underlying Ordinary Share Ratio	1:5
Depositary Bank	The Bank of New York (http://www.adrbny.com)

SHARE REGISTRARS

Central Registration Hong Kong Limited
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

A Chinese version of the Annual Report is available from the Company's share registrars on request.

FINANCIAL HIGHLIGHTS

AS AT 30 JUNE 2001

TOTAL ASSETS	**$40,546.0 million**
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	**$1,383.7 million**
SHAREHOLDERS' FUNDS	**$27,019.1 million**
TURNOVER FOR THE YEAR	**$2,748.4 million**
EARNINGS PER ORDINARY SHARE	**47.9¢**
DIVIDENDS PER ORDINARY SHARE	**Interim 11¢** **Final 29¢** **Total for the year 40¢**
NUMBER OF ORDINARY SHARES OUTSTANDING	**2,891.1 million**

Progression is the first rule of success. Active reflection, understanding any current state and identifying one of higher goal, is the engine which drives prosperity.



CHAIRMAN'S STATEMENT

To Our Shareholders

RESULTS AND DIVIDENDS

For the fiscal year ended 30 June 2001, turnover and net profit increased by 23.7% and 13.6% to $2,748.4 million and $1,383.7 million respectively. Earnings per ordinary share was 47.9 cents which represents an increase of 13.8% from a year ago.

Your Board recommends a final dividend of 29 cents per ordinary share which is 11.5% higher than that of last year. If accepted by shareholders, that would make a full year dividend of 40 cents per ordinary share or 11.1% higher than the year before.

BUSINESS REVIEW

This is the first full year that Amoy is engaged in both real estate development and rental of investment properties.

Contrary to previous expectations, both property sales and rental markets deteriorated further in the past few months. For the fiscal year, rental income declined by 3.9% to $1,760.8 million while profits therefrom eked out an increase to slightly over $1,500 million. The fall in rental income is due partly to the removal of units of Garden Terrace from the market in preparation for their sales. Due mainly to the disposal of investment properties, profit attributable for ordinary shareholders rose by 13.6% to $1,383.7 million.

Having been in the business for decades, my colleagues and I have never seen a similar environment for the sales of residential units. Developers with tens of thousands of unsold flats and local bankers awashed with cash strived to lure potential buyers into their doors. Incentive schemes mortgage rates in decades. A buyer can move into an apartment with no money down and will not need to repay the developer-financed second mortgage of 20-25% for up to four years. The seller is obviously taking tremendous default risks especially given possibly higher unemployment rates in the coming months. Even then, there are few takers! This is not to mention that much of those projects are selling at a loss. We can only count ourselves fortunate to not have anything to sell at this time, for we refrained from purchasing land at the height of the market a few years ago.

Why are potential buyers not biting? Deflation which has persisted for almost three full years must be one key reason. The terrorist attack in the U.S. two weeks ago will only make things worse. Unemployment which has mainly hit the lower economic strata in recent years is now infecting the professional class. Under these circumstances, it is difficult to have confidence on either the overall economy or on one's ability to repay mortgages, no matter how low the interest rates may be. Those few fortunate ones not affected by the above see the abundant supply of flats in the hands of the developers. It is only reasonable that they too will delay any purchase.

The same factors are affecting consumption which depresses retail rents. Only the top locations are leasing well. Offices and high-end residentials are even more hurt by the malaise of the local economy and that of our trading partners. Some will not renew their leases while others will reduce the space required. At the same time, several buildings under construction in Central will be ready in the coming two to three years. They will ensure that office rents will not rise any time soon.

In December, we won at an auction a harbor-front residential site for $2.58 billion. About 151,000 square meters of mostly apartments will be constructed with 80% of the units having unobstructed sea views. A year ago our neighbor paid over 50% more for his plot which is smaller and inferior in shape. Catching up in construction progress, we will be very competitive when it comes time to sell.

Another bright spot comes from our two projects in Shanghai. Plaza 66 saw its soft opening in early April and was officially opened in July. From the early days, both the shopping center and the high-rise office tower were practically fully let at acceptable rents. Our list of office tenants reads like who's who in global business. At the mall, branded high fashion goods are particularly selling well. In many cases, sales rents have already kicked in and the tenants are asking for more space. To the surprise of many, although the same products are slightly more expensive in Shanghai than in Hong Kong, they move faster in Shanghai. This is yet another indication that no one should underestimate the rising purchasing power and economic prowess of China.

The larger shopping center, The Grand Gateway, is also performing well. Visitors have steadily increased such that weekday traffic can now be as much as that on the weekends when the center first opened in December 1999. Tenant mix problems have mostly been sorted out, and the mall is finding its appropriate market positioning.

PROSPECTS

It is very difficult to say when the Hong Kong property market will recover. Given the analyses presented above, it is reasonable to expect that the rest of the fiscal year will be weak. The big decision for us is whether to buy more land. Since management believes that when the market eventually recovers, prices are unlikely to rise sharply, hence, there is no particular hurry to act now. Moreover, the amount as well as diverse sizes and locations of land potentially for sale by the government in the coming years are plentiful. This is not to mention the huge supply provided by MTRC and KCRC, our subway and railway companies respectively. Nevertheless, there are one or two developers out there who have an enormous appetite to purchase. How to win the right piece at the lowest possible price will tax our wisdom.

The rental market will likely remain lethargic for the foreseeable future. It is hard to see at this stage what events will turn things around. Nevertheless since all free markets move in cycles, better days will return although they will be quite far into the future.

To have a sustainable recovery, several things must happen. First, the China market must hold up as it has in recent years. Second, the West, particularly the U.S., must turn around economically. Third, Hong Kong's economy must find a new impetus to replace the formerly all-important real estate sector. Of the three, the last which is least important by world standards, may prove the most difficult.

One possible area for our future growth is China. Having had nine years of experience there, management is understandably cautious. Decent investments will absorb considerable financial and management resources and the return characteristics are questionable. Nevertheless we will continue our search although all potential undertakings will have to compete with Hong Kong development projects for funds.

In the meanwhile, growth in profit in the coming few years will come mainly from the sales of local development projects. Since we are not under financial pressure and given the low carrying costs due to low interest rates, we can pick the right time to sell. This is especially true of more expensive flats.

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

Growth is a cycle with beginning and end. The process begins with creation, an act of desire and commitment.



MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

1 OVERVIEW

Turnover increased by 24% to $2,748.4 million. The increase in turnover was mainly owing to the sale of 36 residential units of Garden Terrace during the year, and the profit generated therefrom amounted to about $320 million. This helped to increase profit before tax by 18% to $1,703.1 million. Net profit increased by $165.5 million to $1,383.7 million, an increase of 14% over the previous year's figure.

2 PROPERTY LEASING

For a geographical analysis of our investment properties refer to page 17.

2.1 Hong Kong

2.1.1 Under Development

Our 3,045 sq.m. site in Stubbs Road, The Summit, is expected to be completed by the end of 2001. This 70-storey residential tower over a 4-storey car parking podium comprises 56 luxury duplex units, each featuring its own private lift lobby, double height ceilings in the living/dining area, and four bedrooms. Every unit will overlook spectacular views of Happy Valley and Victoria Harbour, and the development provides recreational facilities, a telecommunications network and car parks.

2.1.2 Commercial

The retail rental market has been recovering at a pace much slower than expected. The rental rates attained during the last quarter of the financial year did not generally reflect much growth or gain, especially in secondary locations. Fortunately, occupancy in traditional shopping districts was still maintained at a high level.

Our shopping malls have performed satisfactorily during the year under review, and occupancy levels remained stable with the Hang Lung Centre in Causeway Bay at 100%, Kornhill Plaza in Quarry Bay at 99%, and Grand Tower Arcade in Mongkok at 97%.

Fashion Island/Fashion Walk in Causeway Bay

In Causeway Bay, the retail mix at Fashion Island/ Fashion Walk has helped distinguish it as the fashion place where retailers provide exclusive product lines. These shops, especially those with good exposure, are in popular demand. This has allowed us to revise the rental moderately upward despite the general slowdown in the retail market. Rental income recorded an increase of 14%, and the occupancy level was 99%.

The Peak Galleria - Victoria Peak

The Peak Galleria continues to be a popular spot for overseas and local visitors. Although the majority of tenants encountered declining business turnover during recent years, average occupancy was kept at above 80%. Rental income recorded a decrease of 4%.

THE PEAK GALLERIA



Queensway Plaza in Admiralty

At Queensway Plaza, pedestrian flow and customer demographics remain virtually unchanged, and this is expected to continue. The existing lease for Queensway Plaza expires in 2002, and in April, the Group won a government tender for a further 10-year lease effective until 2012. This will allow us to reassess the current trade mix and improve the outlook of the shopping centre. Physical facelift improvement work is planned for the first quarter of 2002. Rental income recorded a decrease of 8%, and the occupancy level was 100%.

Amoy Plaza in East Kowloon

At Amoy Plaza in East Kowloon, the market profile has shifted towards a younger group of consumers. Continuous upgrading of this property enables us to adjust the tenant profile in order to achieve the highest possible rental income. Rental income recorded a decrease of 2%, and occupancy level was 99%.

Total revenue from leasing of commercial properties fell by 2% to $1,048.5 million.

GROUP PERFORMANCE

	2001	2000	Change	
	$Million	$Million	$Million	%
Turnover				
Property Leasing	**1,760.8**	1,833.2	-72.4	-4
Disposal of Investment Properties	**762.4**	12.4	+750.0	+6,048
Interest Income	**225.2**	375.7	-150.5	-40
	2,748.4	2,221.3	+527.1	+24
Profit before Taxation				
Property Leasing	**1,500.3**	1,488.2	+12.1	+1
Disposal of Investment Properties	**320.2**	8.1	+312.1	+3,853
Net Interest (Expenses) / Income	**(31.1)**	31.7	N/A	N/A
	1,789.4	1,528.0	+261.4	+17
Less: Administrative expenses	**(86.3)**	(90.6)	-4.3	-5
	1,703.1	1,437.4	+265.7	+18
Net Profit attributable to Ordinary Shareholders	**1,383.7**	1,218.2	+165.5	+14

2.1.3 Office

Owing to the downsizing of many businesses, the year proved a difficult one for securing both renewed leases and new tenancies. Efforts to retain our existing tenants succeeded in keeping our occupancy levels fairly high, over 90% on average, throughout the year.

With most of our properties in Central already leased, we were little affected by the transient "dotcom" boom. Rental income for offices in Central recorded a 7% decrease from the previous year, while the occupancy level was maintained at 93%. Baskerville House in Duddell Street, Central, was renovated and equipped with state-of-the-art telecommunications infrastructure.

Causeway Bay and Wanchai were not hit as hard as other areas, recording an occupancy level of over 99%, while rental income was down just 3%. Our offices in Quarry Bay/Kornhill recorded an overall rental income decrease of 16%, and occupancy was 96%.

In Kowloon, our office properties recorded an increase in leasing activity with average occupancy in Mongkok reaching 95%.

Park Building in Cheung Sha Wan

Park Building, our newly converted office building in Cheung Sha Wan, started generating rental revenue in the latter half of the financial year. 50% of the 13,522 sq.m. building was occupied by the financial year end.

Total revenue from rental of office buildings fell by 7% to $474.7 million.

2.1.4 Residential

The average rent for luxury residential units decreased during the last fiscal year owing to the uncertain global economic outlook. With corporate demand declining, low to middle budget rents (below $70,000) tended to dominate the leasing market for luxury residential units.

Burnside Estate in Hong Kong South

Turnover of tenants at Burnside Estate was higher than expected owing to diminishing rental allowances for corporate executives and the declining number of overseas employees in the market. The average occupancy of the development was maintained at 95%, whereas rental revenue dropped by 3% from the previous year.

Garden Terrace in Mid-Levels

Sale of matured property is an integral part of the Group's operating strategy. At Garden Terrace, 36 of the four-bedroom luxury units have been sold at the end of the fiscal year, and there are plans to sell the remaining units.

Total revenue from rental of residential properties fell by 23% to $90.4 million.



2.1.5 Industrial/Office

Although leasing activity in some areas was strong in the first half of the financial year, demand dropped in the latter half owing to the drop in demand for IT business space. Although the overall occupancy level at our industrial/office properties was maintained at 84%, the rental rate dropped by 7% to 8%.

Our industrial property, Star Centre, achieved an occupancy rate of 84% by year end.

Industrial properties comprise only a very small percentage of our portfolio. Total revenue from them decreased by 6% to $27.1 million.

2.1.6 Car Parks

The car park operation has been running smoothly under the internationally recognised ISO 9002 quality system. With its effective in-house software operational system, our car parking operation maintains its status as one of the leading car park operators in Hong Kong.

Total parking revenue dropped by 4% this year to $135.9 million, and this is attributed to decreasing monthly parking demand. In recent years, there has been a structural change in monthly demand for parking in urban areas, as the increasing population in newly developed residential estates in rural districts leans towards using public transport. Hourly parking business, however, showed signs of recovery in most of our well-located car parks towards the end of the financial year.

2.2 Shanghai

The Grand Gateway, Xujiahui

The property is in a prime location above Shanghai's largest subway station, Xujiahui Station, in the southwest commercial centre. The 99,200 sq.m. retail complex, the largest modern shopping mall in Shanghai, was 94% leased by the end of the year under review.

Amoy Properties has a 47.25% interest in The Grand Gateway's shopping mall.

Plaza 66, Nan Jing Xi Lu

The 50,100 sq.m. mall at Plaza 66 had its Grand Opening in July 2001. The ground floor features one of the biggest collections of international name brands in the city, including Chanel, Cartier and Louis Vuitton, and is attracting high customer traffic. The 90,000 sq.m. 66-storey office tower is practically fully leased and is occupied mostly by major multinational companies.

Amoy Properties has a 79% interest in Plaza 66.



PLAZA 66

SEGMENTAL ANALYSIS

	Gross Floor Area #		Rental Revenue #	
	2001	2000	**2001**	2000
	sq.m.	sq.m.	**$Million**	$Million
Investment Properties				
Commercial	**299,200**	259,700	**1,103.5**	1,094.2
Office	**259,400**	188,400	**482.0**	512.2
Industrial/Office	**35,000**	35,000	**27.1**	28.9
Residential	**26,700**	36,700	**90.4**	117.8
Projects under Development				
Commercial	**44,700**	64,000	—	—
Office	**56,300**	127,400	—	—
Residential	**382,900**	251,500	—	—
	1,104,200	962,700	**1,703.0**	1,753.1
	No. of Carparking Spaces			
Car Parks	**6,261**	5,849	**135.9**	142.3
Total			**1,838.9**	1,895.4

 # Including the Group's attributable interest

GEOGRAPHICAL ANALYSIS OF INVESTMENT PROPERTIES

AT 30 JUNE 2001

	Gross Floor Area ('000 sq.m.)				No. of Carparking	2000/01 Rental Revenue ($Million)				
	C	O/I	R	Total	Spaces	C	O/I	R	CP	Total
A. HONG KONG										
Hong Kong Island:										
Central and Admiralty	10.1	40.5	—	50.6	16	106.6	150.2	—	—	256.8
Causeway Bay and Wanchai	40.8	38.8	8.0	87.6	418	216.1	127.5	11.5	10.8	365.9
Kornhill and Quarry Bay	54.1	37.3	—	91.4	1,159	192.2	71.8	—	31.3	295.3
The Peak and Mid-Levels	12.5	—	24.6*	37.1	576	43.3	—	32.0	9.5	84.8
Hong Kong South and Others	—	—	9.2	9.2	89	—	—	46.4	—	46.4
Kowloon:										
Mongkok #	24.1	47.0	—	71.1	1,433	179.1	84.0	—	55.5	318.6
Tsimshatsui	6.1	11.1	0.1	17.3	—	30.6	38.0	0.5	—	69.1
Ngau Tau Kok and Kwun Tong	60.6	6.5	—	67.1	785	278.3	1.1	—	25.5	304.9
Cheung Sha Wan, Kwai Chung and Others	4.5	42.1	—	46.6	199	2.3	29.2	—	3.3	34.8
B. SHANGHAI										
Xuhui District#	46.9	—	—	46.9	1,100	47.0	—	—	—	47.0
Jing An District*#	39.5	127.4	—	166.9	486	8.0	7.3	—	—	15.3
Total	299.2	350.7	41.9	691.8	6,261	1,103.5	509.1	90.4	135.9	1,838.9

\# *Including the Group's attributable interest*
* *Including property under development*

C : *Commercial*
O/I : *Office/Industrial*
R : *Residential*
CP : *Car Parks*

INVESTMENT PROPERTY SIZE*

AT 30 JUNE


('000 sq.m.)
0
200
400
600
800
2001
2000
1999
1998
1997

RENTAL REVENUE*

FOR THE YEAR ENDED 30 JUNE


($Million)
0
500
1,000
1,500
2,000
2,500
3,000
2001
2000
1999
1998
1997

Commercial Office / Industrial Residential Car Parks

* *Including the Group's attributable interest*

3 PROPERTY DEVELOPMENT

Airport Railway Kowloon Station Package Four Development

Superstructure at the Airport Railway Kowloon Station Package Four Development project is in progress and on schedule. The expected completion date for the complex is June 2003. The three 70-storey residential towers over a 5-storey car parking podium will provide 1,134 residential units with gross floor areas ranging from 78 sq.m. to 180 sq.m.

Hing Wah Street West - West Kowloon Reclamation

Foundations are being laid at our Hing Wah Street West property, which is part of the West Kowloon Reclamation Project. The Group holds an 85% share in this development, which consists of five blocks of average 41-storey residential towers over a 4-storey car parking/retail podium with basement. A 4,000 sq.m. clubhouse and recreational facilities are planned for the podium rooftop, and the 1,632 residential units range in area from 56 sq.m. to 66 sq.m. (this includes units accounting for 30% of the total floor area which are allocated to the Home Ownership Scheme). Anticipated completion date is September 2003.

Hoi Fai Road - West Kowloon Reclamation

At the Government Land Auction in December, the Group acquired a prime 20,200 sq.m. seaview site for $2,580 million in Hoi Fai Road on the West Kowloon Reclamation. Initial plans call for the construction of eight 43-storey residential towers over a 3-storey podium housing offices and car parking spaces. There will also be a 4,000 sq.m. detached clubhouse with recreational facilities on the podium rooftop. Residential towers will provide approximately 1,849 units ranging in size from 62 sq.m. (two-bedroom) to about 96 sq.m. (three-bedroom). Anticipated completion date is March 2004.

Hau Man Street in Ho Man Tin

Foundations have been laid at our 1,420 sq.m. site at the junction of Carmel Village Street and Hau Man Street in Ho Man Tin, Kowloon. The 24-storey residential tower over a 4-storey car parking/retail podium comprises 192 units with gross floor areas ranging from 55 sq.m. to 60 sq.m. Anticipated completion date is the first quarter of 2003.

Only evolution and transformation can guarantee continuity. That which remains static is destined to stagnate, age and perish.



MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

4 FINANCE

4.1 Capital Structure

The Company's share capital comprises ordinary shares of $1 each and convertible cumulative preference shares of $7,500 each. The shareholders' funds as of 30 June 2001 amounted to $27,019.1 million, representing a decrease of $458.2 million when compared with last year. The decrease in shareholders' funds is mainly due to a decrease in the valuation of the group's investment properties when compared with last year.

Out of 300,000 convertible cumulative preference shares issued in November 1993, about 37% totalling $843.3 million remained outstanding as of 30 June 2001.

4.2 Finance and Treasury Operations

The Group's consolidated net debt as at 30 June 2001, being bank borrowings less cash and bank deposits, amounted to $5,227.6 million compared to last year's net debt balance of $173.2 million. The increase was mainly attributed to the capital expenditures on the Group's investment in the Ho Man Tin project, the two West Kowloon projects, and the premium for the new lease with the government for Queensway Plaza.

In the syndicated loan market, the Group arranged two five-year revolving loan facilities during the year. In July 2000, a $4 billion facility was completed and received very strong support from 14 leading banks. In April 2001, the Group arranged another $5 billion facility with 22 leading international banks. Both facilities demonstrated the strong credit rating of the Group and the confidence of the banking community in the Group's prudent management and financial performance.

The Group's undrawn banking facilities together with bank deposits as at 30 June 2001 amounted to $7,566.8 million, which comprised $3,724.8 million bank deposits, $2,844 million committed facilities and $998 million demand facilities. The ample financial resources available to the Group will provide adequate funding for the Group's operational and capital expenditure requirements.

The Group's borrowings are unsecured and it is the Group's policy to lengthen its debt maturity profile by refinancing its matured debts with medium to long-term committed facility. Of the total borrowings as at 30 June 2001, 24% is repayable within one year and 76% is repayable within 2 to 5 years.

Borrowing methods used by the Group include syndicated loans, term loans, floating rate notes and revolving facilities denominated mainly in Hong Kong dollars. The interest rates for most of these borrowings are floating rate, fixed by reference to the Hong Kong Interbank Offered Rate. The Group employs interest rate swaps when appropriate to hedge its floating rate interest exposure. As at 30 June 2001, 15% of the Group's borrowings are hedged to fixed interest rates.

EARNINGS AND ORDINARY DIVIDENDS

FOR THE YEAR ENDED 30 JUNE


($Million)
3,000
2,500
2,000
1,500
1,000
500
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Earnings
Ordinary Dividends

SHAREHOLDERS' FUNDS AND NET BORROWINGS

AT 30 JUNE


($Million)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Shareholders' Funds
Net Borrowings

DEBT-TO-EQUITY RATIO

AT 30 JUNE


(%)
20
15
10
5
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Debt-to-Equity Ratio

10-YEAR FINANCIAL SUMMARY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	Change of 2001 over 2000
	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	**$Million**	%
Turnover*	1,422	1,764	2,477	2,434	2,427	3,769	3,844	2,765	2,221	**2,748**	+24
Operating Profit	1,034	1,353	1,792	1,839	1,844	2,784	3,014	2,071	1,398	**1,652**	+18
Net Profit attributable to Ordinary Shareholders	916	1,213	1,504	1,548	1,580	2,490	2,653	1,896	1,218	**1,384**	+14
Dividends											
Ordinary Shares	674	813	927	1,061	1,088	1,358	1,366	985	1,041	**1,156**	+11
Preference Shares	—	—	80	121	115	87	71	53	48	**48**	—
Assets											
Investment Properties and Fixed Assets	17,985	24,400	33,239	33,247	34,881	38,160	29,248	25,795	27,772	**27,929**	+1
Cash and Deposits with Banks	799	15	1,248	1,065	191	2,577	4,712	5,461	4,854	**3,725**	-23
Other Assets	491	756	1,123	1,072	1,048	1,663	1,541	4,158	5,286	**8,892**	+68
	19,275	25,171	35,610	35,384	36,120	42,400	35,501	35,414	37,912	**40,546**	+7
Liabilities											
Bank Loans and Overdrafts	839	1,645	3,064	2,367	2,465	680	2,211	5,010	5,027	**8,952**	+78
Finance Lease Obligations	—	982	982	980	974	965	951	933	910	**883**	-3
Proposed Final Dividend	475	531	622	699	713	895	884	579	752	**838**	+11
Other Liabilities	608	740	1,277	1,344	1,286	1,381	1,747	2,331	3,428	**2,467**	-28
	1,922	3,898	5,945	5,390	5,438	3,921	5,793	8,853	10,117	**13,140**	+30
Minority Interests	—	—	123	201	197	219	240	268	318	**387**	+22
	1,922	3,898	6,068	5,591	5,635	4,140	6,033	9,121	10,435	**13,527**	+30
Net Assets	17,353	21,273	29,542	29,793	30,485	38,260	29,468	26,293	27,477	**27,019**	-2

10-YEAR FINANCIAL SUMMARY *(continued)*

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	Change of 2001 over 2000
	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	**$Million**	%
Financed by:											
Share Capital											
Ordinary Shares	2,259	2,259	2,261	2,495	2,501	2,888	2,853	2,894	2,891	**2,891**	—
Preference Shares	—	—	2,250	2,059	2,000	1,245	1,245	843	843	**843**	—
Share Premium and Capital Reserves	13,713	17,233	22,674	22,428	22,681	29,691	19,870	16,145	17,171	**16,485**	-4
Revenue Reserves	1,381	1,781	2,357	2,811	3,303	4,436	5,500	6,411	6,572	**6,800**	+3
Shareholders' Funds	17,353	21,273	29,542	29,793	30,485	38,260	29,468	26,293	27,477	**27,019**	-2
	¢	¢	¢	¢	¢	¢	¢	¢	¢	¢	
Earnings per Ordinary Share**											
Basic	47.5	53.7	66.5	66.6	63.3	91.7	92.5	66.2	42.1	**47.9**	+14
Diluted	—	52.0	62.3	65.8	62.8	90.1	91.0	65.4	—	**—**	—
Dividends per Ordinary Share	32.5	36.0	41.0	42.5	43.5	47.0	48.0	34.0	36.0	**40.0**	+11
Debt-to-Equity Ratio #	0.2%	8%	6%	4%	7%	N/A	N/A	N/A	0.6%	**19%**	+18
Pay-out Ratio (Ordinary Shares)	68%	67%	62%	64%	69%	51%	52%	51%	86%	**84%**	-2

* *Turnover includes interest income from the year ended 30 June 1997 onwards.*

** *Earnings per ordinary share, but not dividends per ordinary share, have been adjusted for the effect of the 3-for-10 rights issue in April 1992.*

Debt represents bank loans and overdrafts less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.

5 EMPLOYEES

In Hong Kong, Amoy Properties utilises the services available within the Hang Lung Group on a cost reimbursement basis, and 749 of the Group's employees are dedicated to serving Amoy's business. In addition, 366 people are employed by the Group in Shanghai.

To comply with the Mandatory Provident Fund Schemes Ordinance, our MPF Scheme came into operation from 1 December 2000, and our existing ORSO Scheme was granted MPF-exempt status. Staff members were given a one-off opportunity to select their preferred scheme. To assist employees in making an informed decision, nineteen MPF communications seminars were conducted. Communication kits and videotapes about the MPF-exempt ORSO Scheme and new MPF Scheme were prepared to ensure full understanding of the different benefits provided.

To enhance our staff's solid work ethics and skills, we introduced a number of training programmes designed to improve intra-departmental relationships and communication. Key managerial staff participated in a series of valuable workshops covering "Coaching & Counselling Skills", "Experiential Team Building" and "Creative Thinking for Creating a Productive Workforce". The objective was to provide a practical arena for the exchange of ideas and views related to improving staff/management productivity and interaction. Our operational employees were given the opportunity to participate in a special workshop targeting their "Winning Customer Service Skills". This type of workshop provides a common set of criteria and basic guidelines, which our frontline staff can practise on a day-to-day basis. We also provided

Fostering healthy, friendly relations within our community of staff has long been the Group's policy. As in previous years, a number of special outings and sporting activities were held. In November, many staff members and their families enjoyed the company-organised 2-day tour of Fo Shan and Zhao Qing. The activity programme for the year also included the popular Ocean Park Family Day, and a one-day outing to many places of interest around Hong Kong. Social events for the year included movie nights, squid fishing, mahjong and badminton competitions. Furthermore, a group of our staff contributed their time and efforts to The Community Chest Corporate Challenge, an activity that raises the awareness of affairs affecting community-conscious people. Various special interest courses were well attended.

Stability and continuity are core qualities responsible for the Group's success. To foster and reinforce these attributes, the Personnel Department actively promotes social and training activities that nurture and improve intra-office relations on a one-to-one basis. The result is lower staff turnover, and a work environment that attracts superior talent across all areas of the Group.

SHAREHOLDER INFORMATION

ANALYSIS OF ORDINARY SHARE OWNERSHIP BY HOLDING RANGE

AT 30 JUNE 2001

	Shareholders*		Shareholdings*	
	No.	%	No. of Shares ('000)	%
(A) 1 - 5,000 shares	3,256	66.7	4,792	0.2
(B) 5,001 - 10,000 shares	688	14.1	5,922	0.2
(C) 10,001 - 100,000 shares	792	16.2	25,827	0.9
(D) 100,001 - 1,000,000 shares	124	2.5	35,016	1.2
(E) 1,000,001 - 50,000,000 shares	17	0.4	185,888	6.4
(F) Over 50,000,000 shares	3	0.1	2,633,668	91.1
	4,880	100.0	2,891,113	100.0

* *incorporating, in their respective shareholdings range, 399 participants of Central Clearing and Settlement System ("CCASS") holding a total of 1,259,495,352 ordinary shares registered in the name of HKSCC Nominees Limited.*

SHAREHOLDERS*


66.7%
14.1%
16.2%
2.5%
0.4%
0.1%

SHAREHOLDINGS*


0.9%
0.2%
0.2%
1.2%
6.4%
91.1%

□ A □ B □ C □ D □ E ■ F

PROFILE OF DIRECTORS

MR. RONNIE CHICHUNG CHAN

Chairman

Aged 51, Mr. Chan joined the Hang Lung Group in 1972, was appointed to the Board of Amoy Properties Limited in 1986 and became its Chairman in 1991. He is also Chairman of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited. Mr. Chan serves on the Boards of Directors of Enron Corp., Motorola Inc., and Standard Chartered PLC. He is Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A.

MR. SHANG SHING YIN

Vice Chairman (Non-Executive)

Aged 70, Mr. Yin joined the Hang Lung Group in 1970 and was appointed to the Board of Amoy Properties Limited in 1980. A past Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London. Mr. Yin is also the Vice Chairman (Non-Executive) of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Aged 50, Mr. Yuen has been with the Hang Lung Group since 1978 when he was appointed as its Financial Controller. When Amoy became a member of the Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Amoy's activities. In 1986 he became an Executive Director of Amoy Properties Limited and was appointed Managing Director in 1992. Prior to joining the Hang Lung Group, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited.

MR. RONALD JOSEPH ARCULLI, *JP*

Non-Executive Director

Aged 62, Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is a Non-Executive Director of Grand Hotel Holdings Limited and a director of several other major local companies.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Aged 52, Ms. Chen joined the Hang Lung Group in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited.

DR. HON KWAN CHENG, *GBS, JP*

Non-Executive Director

Aged 74, Dr. Cheng joined the Hang Lung Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a Non-Executive Director of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited.

MR. WILFRED SAI LEUNG HO

Executive Director

Aged 63, Mr. Ho joined Hang Lung Development Company, Limited in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of Amoy Properties Limited in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government.

MR. ALFRED HUNG KWAN LI

Executive Director

Aged 48, Mr. Li joined the Hang Lung Group in 1990 and was appointed Executive Director of Amoy Properties Limited in 1992. Since April 2000 he has also assumed responsibility for the Hang Lung Group's new investment arm pursuing non-real estate investment opportunities, while continuing to be responsible for finance and administration. He has a Bachelor's degree in Economics and Sociology from the University of Hong Kong. Mr. Li is a Member of The Institute of Chartered Accountants of Scotland and a Fellow of the Hong Kong Society of Accountants. Among other public service appointments, Mr. Li is a Member of the Listing Committee of The Stock Exchange of Hong Kong Limited and a Member of the Takeovers and Mergers Panel of the Securities and Futures Commission. He is also an Executive Director of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited.

PROFESSOR PAK-WAI LIU

Non-Executive Director

Aged 53, Professor Liu joined the Board as a Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Research Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a Member of the Council and the Court of Lingnan University. A Founding Member of the Hong Kong Committee on Pacific Economic Co-operation, he has served on many government advisory bodies and is currently a Member of the Economic Advisory Committee, the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Council of Advisors of The Hong Kong Institute for Monetary Research, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

PROFILE OF SENIOR EXECUTIVES

MR. ROBIN SIK WING CHING

Company Secretary

Aged 51, Mr. Ching joined the Hang Lung Group in 1988 as Group Financial Controller and was appointed Company Secretary of Amoy Properties Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a CPA member of CPA Australia.

MS. LANA ANNA HOWELL

Director of Leasing & Management — Hang Lung Real Estate Agency Limited

Aged 45, Ms. Howell joined the Hang Lung Group in 1994. She holds a Bachelor's degree in Applied Geography from Canada, specialising in Real Estate Development and Retail/Commercial Location Analysis. She also has an Executive MBA degree jointly awarded by Kellogg Graduate School of Management of Northwestern University in the U.S.A. and The School of Business and Management of the Hong Kong University of Science and Technology. Ms. Howell has over 20 years of international leasing and property management experience, and has earned the professional designation of Certified Leasing Officer from the Real Estate Institute of Canada.

MS. FIONA KIT TUEN CHAN

Senior Property Manager

Aged 36, Ms. Chan joined the Hang Lung Group in April 2001 as Senior Property Manager, having previously worked in other property companies in Hong Kong and Canada. She has a Bachelor's degree from the University of British Columbia, Canada, and an Executive MBA degree jointly awarded by Northwestern University in the U.S.A. and the Hong Kong University of Science and Technology.

MR. HENRY KAM LING CHEUNG

Senior Property Manager

Aged 45, Mr. Cheung joined the Hang Lung Group as an Executive Assistant in 1983. He moved into property management in 1984 and was promoted to Senior Property Manager in 1994. Mr. Cheung has a Bachelor's degree in Economics from the University of Victoria, Canada and an MBA degree from the Southern Illinois University, U.S.A.

MS. RAINA KIT HUNG CHOY

Senior Property Manager

Aged 47, Ms. Choy joined the Hang Lung Group in August 2001 as Senior Property Manager, bringing with her experience in the real estate field. She has a Bachelor of Business Administration degree from Newport University, U.S.A.

MS. EILEEN PO CHU LEE

Senior Property Manager

Aged 40, Ms. Lee was educated in Hong Kong and joined the Hang Lung Group as an Assistant Property Manager in 1988. She was promoted to Property Manager in 1990 and to Senior Property Manager in 1994.

MR. LAWRENCE YIU MING MAK

Senior Property Manager

Aged 49, Mr. Mak was educated in Hong Kong and joined the Hang Lung Group in July 1998. He has over 25 years of experience in the property field in Hong Kong and Australia, and is a member of the Hong Kong Institute of Real Estate Administration.

MR. FRANCIS SOON WENG YIP

Senior Project Manager

Aged 56, Mr. Yip joined the Hang Lung Group in 1987 as a Development Manager, was promoted to Senior Property Manager in 1989 and has been a Senior Project Manager since 1993. He has a Bachelor's degree in Surveying from the University of Queensland, Australia, and a Diploma in Management Studies from the Singapore Institute of Management.


HANG LUNG
CENTRE
恒·隆·中·心
VIVIENNE TAM
DKNY

MAJOR GROUP PROPERTIES



The Peak Galleria





Standard Chartered Bank Building



Plaza 66, Shanghai


金鐘廊
金鐘展覽館



Grand Centre

Fashion Island



Fashion Walk



Garden Terrace









Kornhill Plaza



Chekiang First Bank Centre

Grand Tower Arcade



The Summit




Amoy Plaza

A MAJOR INVESTMENT PROPERTIES

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Gross Floor Area (sq.m.) Office/ Industrial	Gross Floor Area (sq.m.) Residential	No. of Carparking Spaces
HONG KONG					
Central and Admiralty					
Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	—	—
Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	—	9,007	—	—
Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	—	—
Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814 **	23,730 **	—	16
Queensway Plaza, 93 Queensway	2012	6,923	—	—	—

A MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
Causeway Bay and Wanchai					
Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	—	126
Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	—	7,935	—
Park Towers, 1 King's Road, IL8560	2060*	1,101	—	—	250
15/F-28/F, Shui On Centre, 6-8 Harbour Road, IL8633	2060*	—	16,722	—	42

A MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Gross Floor Area (sq.m.) Office/ Industrial	Gross Floor Area (sq.m.) Residential	No. of Carparking Spaces
Kornhill and Quarry Bay					
Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	—	1,069
Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	—	70
The Peak and Mid-Levels					
The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	—	—	493
Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850	2003* & 2886	—	—	9,464	83
Hong Kong South					
Burnside Estate, 9 South Bay Road, RBL994	2072	—	—	9,212	89

A MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
Mongkok					
Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	50	2,430	—	—
Grand Tower Arcade, 627-641A Nathan Road, KIL10246	2060	13,041	—	—	—
Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	—	—
Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	—	—	—	955
Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	—	478
Hollywood Plaza, 610 Nathan Road, KIL11024 (Amoy Group's interest 33.3% thereof)	2047	9,136	17,974	—	—

A MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
Tsimshatsui					
Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	—	—
Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	—	—
Ngau Tau Kok and Kwun Tong					
Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	—	—	620
Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	—	6,547	—	—
Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	—	—	165

A MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
Cheung Sha Wan and Kwai Chung					
Park Building, 476 Castle Peak Road, NKIL1761	2047	—	13,522	—	—
Shops 1A1, 1A2, 5A, 6A, 6B & 7, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	4,512	—	—	172
Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	—	28,512	—	27
SHANGHAI					
The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District (Amoy Group's interest 47.25% thereof)	2043	99,200	—	—	1,100
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District (Amoy Group's interest 79% thereof)	2044	50,100	90,000	—	486

* *With an option to renew for a further term of 75 years*

** *The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.*

B MAJOR PROPERTIES UNDER DEVELOPMENT

AT 30 JUNE 2001

Location	Site Area (sq.m.)	Main Usage	Total Gross Floor Area (sq.m.)	Group's Attributable Interest (%)	Stage of Completion	Expected Completion Date
HONG KONG						
IL8870, The Summit, 41C Stubbs Road	3,045	R	15,225	100	Superstructure	2001
KIL11080, Airport Railway Kowloon Station Package Four Development	13,386	R	128,845	100	Superstructure	2003
NKIL 6338, Hing Wah Street West, West Kowloon Reclamation	14,900	R C	96,850* 22,350	85	Foundation	2003
KIL 11152, Hoi Fai Road, West Kowloon Reclamation	20,200	R C	131,300 20,200	100	Foundation	2004
KIL 11122, Hau Man Street, Ho Man Tin	1,420	R C	10,654 2,131	100	Foundation	2003
SHANGHAI						
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	31,100	O	71,200	79	OT2 Planning	N/A

* *30% of total gross floor area will be allocated to Home Ownership Scheme.*

C : *Commercial*
O : *Office*
OT2 : *Office Tower 2*
R : *Residential*





Performance is the result of practice, not an end into itself. Positive performance indicates successful process and application and continually delivers reward.

REPORT OF THE DIRECTORS

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding, and through its subsidiaries, property investment for rental income, property development for sale, car park management and property management.

An analysis of the Group's turnover and contribution to trading results in respect of the above activities is set out in Note 2 on the Accounts.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover is not included.

PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 28 and 29 on the Accounts.

FINANCIAL RESULTS

The profit of the Group for the year ended 30 June 2001, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 55 to 88 .

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 24 and 25.

DIVIDENDS

The directors now recommend a final dividend of 29 cents per ordinary share which, together with the interim dividend of 11 cents per ordinary share paid on 20 April 2001, makes a total of 40 cents per ordinary share in respect of the year ended 30 June 2001. The proposed final ordinary dividend, if approved by the shareholders at the Annual General Meeting on 23 November 2001, will be paid on 30 November 2001 to shareholders whose names appear on the Register of Members on 16 November 2001.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

RESERVES

Movements in the reserves of the Company and of the Group during the year are set out in Note 21 on the Accounts.

BANK LOANS AND OVERDRAFTS

Particulars of bank loans and overdrafts of the Company and of the Group as at 30 June 2001 are set out in Note 15 on the Accounts.

BORROWING COSTS CAPITALISATION

Borrowing costs capitalised by the Group during the year amounted to $247.8 million (2000: $126.8 million).

FIXED ASSETS

Movements in fixed assets during the year are set out in Note 9 on the Accounts.

MAJOR GROUP PROPERTIES

Details of major investment properties and major properties under development as at 30 June 2001 are set out on pages 36 to 42.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

DIRECTORS

The names of the directors of the Company as at the date of this report are listed on page 3.

Mr. Wilfred S.L. Ho who was appointed as a director of the Company on 18 August 2000, had been re-elected as a director at the Annual General Meeting held on 24 November 2000.

Mr. Alfred H.K. Li has resigned as a director of the Company to take effect on 31 October 2001. The board of directors wishes to convey its gratitude to Mr. Li for his valuable contributions to the Company during his tenure of office.

Mr. Terry S.Y. Ng will be appointed as a director of the Company with effect from 1 November 2001. As the date of his appointment is subsequent to the last Annual General Meeting, he will retire in accordance with Article 94 of the Company's Articles of Association and, being eligible, will offer himself for re-election.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Messrs. Ronald. J. Arculli, P.W. Liu and Nelson W.L. Yuen retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

Brief biographical details of the directors of the Company are set out on pages 28 to 30.

SERVICE CONTRACT

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of its subsidiaries or fellow subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

At no time during the year was the Company, its holding company or any of their subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option scheme of its holding company, Hang Lung Development Company, Limited.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2001, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the year, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

As at 30 June 2001, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

TABLE 1: DIRECTORS' INTERESTS IN SHARES

THE COMPANY

	Ordinary Shares of $1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	—	—	—	—
S.S. Yin	—	—	—	—
Nelson W.L. Yuen	—	—	—	—
Ronald J. Arculli	14,737	—	709,609	—
Laura L.Y. Chen	—	—	—	—
H.K. Cheng	—	—	—	—
Wilfred S.L. Ho	—	—	—	—
Alfred H.K. Li	—	—	—	—
P.W. Liu	—	—	—	—

HANG LUNG DEVELOPMENT COMPANY, LIMITED

	Shares of $1.00 each				Share Options#
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Personal Interests
Ronnie C. Chan	—	—	—	339,034,580 (Note)	—
S.S. Yin	—	—	—	—	—
Nelson W.L. Yuen	—	—	—	—	2,500,000
Ronald J. Arculli	581,775	—	508,200	—	—
Laura L.Y. Chen	—	—	—	—	—
H.K. Cheng	—	—	—	—	—
Wilfred S.L. Ho	—	—	—	—	1,250,000
Alfred H.K. Li	—	—	—	—	1,250,000
P.W. Liu	—	—	—	—	—

TABLE 1: DIRECTORS' INTERESTS IN SHARES *(continued)*

GRAND HOTEL HOLDINGS LIMITED

	Class*	Number of Shares			
		Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	A	—	—	—	15,765,607(Note)
	B	—	—	—	20,396,065(Note)
S.S. Yin		—	—	—	—
Nelson W.L. Yuen		—	—	—	—
Ronald J. Arculli	A	3,021	—	168,858	—
	B	3,515	—	196,470	—
Laura L.Y. Chen		—	—	—	—
H.K. Cheng		—	—	—	—
Wilfred S.L. Ho		—	—	—	—
Alfred H.K. Li		—	—	—	—
P.W. Liu		—	—	—	—

\# *not yet exercised*

* *A: 'A' Shares of $0.10 each*
B: 'B' Shares of $0.01 each

Note

These shares were held by a trust of which associate of Mr. Ronnie C. Chan is a member of a wide class of discretionary objects.

TABLE 2: SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

	Number of Ordinary Shares Held
Cole Limited	1,765,931,170 (a)
Hang Lung Development Company, Limited	1,737,598,070 (b)
Prosperland Housing Limited	1,267,523,511 (c)
Purotat Limited	352,074,500 (c)

Notes

(a) Cole Limited was deemed to be interested in 1,737,598,070 ordinary shares held by Hang Lung Development Company, Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.

(b) Hang Lung Development Company, Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 118,000,059 ordinary shares held by other subsidiaries.

(c) The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,737,598,070 ordinary shares held by Hang Lung Development Company, Limited.


CHANEL

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF AMOY PROPERTIES LIMITED (INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 55 to 88 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 24 September 2001

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

	Note	**2001** **$Million**	2000 $Million
Turnover	2(a)	**2,748.4**	2,221.3
Direct costs and operating expenses		**(744.3)**	(378.1)
Administrative expenses		**(86.3)**	(90.6)
Profit from operations before finance costs		**1,917.8**	1,752.6
Finance costs	3(a)	**(266.2)**	(354.5)
Operating profit	3	**1,651.6**	1,398.1
Share of results of jointly controlled entities		**51.5**	39.3
Profit before taxation	2(b)	**1,703.1**	1,437.4
Taxation	5(a)	**(271.1)**	(171.0)
Profit after taxation		**1,432.0**	1,266.4
Preference dividend	7	**(48.3)**	(48.2)
Net profit attributable to ordinary shareholders	6	**1,383.7**	1,218.2
Ordinary dividends	7	**(1,156.4)**	(1,041.1)
Retained profit for the year	21	**227.3**	177.1
Earnings per ordinary share	8	**47.9 ¢**	42.1 ¢

The annexed notes form part of these accounts.

BALANCE SHEETS

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
ASSETS					
Non-current assets					
Fixed assets	9	**27,928.7**	27,772.6	**43.0**	43.0
Interest in subsidiaries	10	**—**	—	**18,374.4**	16,826.8
Interest in jointly controlled entities	11	**1,449.0**	1,355.7	**—**	—
Investments	12	**13.9**	15.9	**—**	—
		29,391.6	29,144.2	**18,417.4**	16,869.8
Current assets					
Properties under development	13	**7,290.0**	3,787.0	**—**	—
Trade and other receivables	14	**139.6**	127.4	**2.8**	10.7
Cash and deposits with banks		**3,724.8**	4,854.1	**18.2**	5.8
		11,154.4	8,768.5	**21.0**	16.5
Current liabilities					
Bank loans and overdrafts	15	**2,182.4**	5,017.3	**182.4**	17.3
Trade and other payables	16	**1,633.2**	2,286.9	**3.9**	3.4
Taxation	5(b)	**296.3**	597.9	**10.5**	13.1
Preference dividend payable	7	**30.2**	30.1	**30.2**	30.1
Proposed final ordinary dividend	7	**838.4**	751.7	**838.4**	751.7
		4,980.5	8,683.9	**1,065.4**	815.6
Net current assets/(liabilities)		**6,173.9**	84.6	**(1,044.4)**	(799.1)
Total assets less current liabilities		**35,565.5**	29,228.8	**17,373.0**	16,070.7
Non-current liabilities					
Long term liabilities	17	**8,159.5**	1,433.3	**—**	—
Minority interests	19	**386.9**	318.2	**—**	—
		8,546.4	1,751.5	**—**	—
NET ASSETS		**27,019.1**	27,477.3	**17,373.0**	16,070.7

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
CAPITAL AND RESERVES					
Share capital	20	**3,734.4**	3,734.4	**3,734.4**	3,734.4
Reserves	21	**23,284.7**	23,742.9	**13,638.6**	12,336.3
Shareholders' funds		**27,019.1**	27,477.3	**17,373.0**	16,070.7

Approved by the Board of Directors on 24 September 2001.

Nelson W.L. Yuen *Managing Director*

Wilfred S.L. Ho *Executive Director*

The annexed notes form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

		2001		2000	
	Note	**$Million**	**$Million**	$Million	$Million
Net cash (outflow)/inflow from operating activities	(a)		**(2,845.9)**		994.7
Returns on investments and servicing of finance					
Interest received		**236.5**		379.9	
Interest and other ancillary borrowing costs paid		**(486.0)**		(416.3)	
Finance lease charges paid		**(62.9)**		(64.6)	
Dividends received from jointly controlled entities		**28.5**		26.0	
Preference dividend paid		**(48.2)**		(48.1)	
Ordinary dividends paid		**(1,069.7)**		(868.2)	
Net cash outflow from returns on investments and servicing of finance			**(1,401.8)**		(991.3)
Taxation					
Hong Kong profits tax paid			**(568.8)**		(244.9)
Investing activities					
Purchase of fixed assets		**(998.0)**		(685.2)	
Disposal of fixed assets		**750.2**		13.4	
Purchase of subsidiaries	(b)	**(125.0)**		—	
Advances to jointly controlled entities		**(51.3)**		(265.3)	
Repayment of advances from unlisted investments		**2.0**		2.3	
Net cash outflow from investing activities			**(422.1)**		(934.8)
Net cash outflow before financing carried forward			**(5,238.6)**		(1,176.3)

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

		2001		2000	
	Note	**$Million**	**$Million**	$Million	$Million
Net cash outflow before financing brought forward			**(5,238.6)**		(1,176.3)
Financing					
New bank loans		**13,122.0**		—	
Repayment of bank loans		**(9,181.5)**		—	
Contributions from minority shareholders		**211.9**		49.7	
Capital element of finance lease		**(27.7)**		(22.6)	
Repurchase of ordinary shares		**—**		(15.3)	
Issue of floating rate notes		**—**		540.0	
Net cash inflow from financing	(c)		**4,124.7**		551.8
Decrease in cash and cash equivalents			**(1,113.9)**		(624.5)
Cash and cash equivalents at 1 July			**4,836.8**		5,461.3
Cash and cash equivalents at 30 June	(d)		**3,722.9**		4,836.8

Notes to the Consolidated Cash Flow Statement

(Expressed in Hong Kong dollars)

(a) Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	2001	2000
	$Million	$Million
Operating profit	**1,651.6**	1,398.1
Interest income	**(225.2)**	(375.7)
Finance lease charges	**62.9**	64.6
Interest and other ancillary borrowing costs	**203.3**	289.9
Depreciation	**28.5**	28.7
Profit on disposal of investment properties	**(320.2)**	(8.1)
Increase in properties under development	**(3,388.7)**	(1,244.1)
Decrease in trade and other receivables	**14.0**	312.7
(Decrease)/Increase in land premium payable	**(1,021.0)**	1,021.0
Increase/(Decrease) in creditors and accrued expenses	**79.5**	(2.4)
Increase/(Decrease) in deposits received	**11.8**	(0.8)
Increase/(Decrease) in amounts due to fellow subsidiaries	**60.0**	(499.9)
Exchange difference	**(2.4)**	10.7
Net cash (outflow)/inflow from operating activities	**(2,845.9)**	994.7

(b) Purchase of subsidiaries

	2001	2000
	$Million	$Million
Net assets acquired		
Fixed assets	**125.0**	—
Satisfied by		
Cash	**125.0**	—

Notes to the Consolidated Cash Flow Statement *(continued)*

(Expressed in Hong Kong dollars)

(c) Analysis of changes in financing during the year

	Share capital (including premium)	Minority interests	Bank loans	Floating rate notes	Finance lease obligations	Retained profits
	$Million	$Million	$Million	$Million	$Million	$Million
Balance at 1 July 1999	12,201.8	268.5	5,010.0	—	932.9	6,410.4
Net cash flow from financing	—	49.7	—	540.0	(22.6)	(15.3)
Repurchase of ordinary shares	(2.9)	—	—	—	—	—
Profit for the year	—	—	—	—	—	177.1
Balance at 30 June 2000	**12,198.9**	**318.2**	**5,010.0**	**540.0**	**910.3**	**6,572.2**
Net cash flow from financing	—	**211.9**	**3,940.5**	—	**(27.7)**	—
Share of revaluation deficit	—	**(143.2)**	—	—	—	—
Profit for the year	—	—	—	—	—	**227.3**
Balance at 30 June 2001	**12,198.9**	**386.9**	**8,950.5**	**540.0**	**882.6**	**6,799.5**

(d) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2001	2000
	$Million	$Million
Cash and deposits with banks maturing within three months of the balance sheet date	**3,724.8**	4,854.1
Bank overdrafts repayable within three months from the date of advance	**(1.9)**	(17.3)
	3,722.9	4,836.8

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

	2001	2000
	$Million	$Million
(Deficit)/Surplus on revaluation of investment properties	**(401.9)**	1,095.4
Surplus/(Deficit) on revaluation of investment properties held by jointly controlled entities	**22.8**	(80.3)
Exchange (losses)/gains on translation of overseas subsidiaries	**(2.4)**	10.7
Net (losses)/gains not recognised in the consolidated income statement	**(381.5)**	1,025.8
Net profit for the year	**1,432.0**	1,266.4
Less: Realisation of capital reserve on disposal of investment properties	**(304.0)**	(3.2)
Total recognised gains	**746.5**	2,289.0

The annexed notes form part of these accounts.

NOTES ON THE ACCOUNTS

(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) STATEMENT OF COMPLIANCE

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

(b) BASIS OF PREPARATION OF THE ACCOUNTS

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in accounting policy 1(g)1 below.

(c) BASIS OF CONSOLIDATION

The consolidated accounts incorporate the accounts of Amoy Properties Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany transactions are eliminated on consolidation.

(d) SUBSIDIARIES

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the income statement.

(e) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each jointly controlled entity individually. The results of jointly controlled entities are included in the Company's income statement to the extent of dividends received and receivable at the balance sheet date.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) CAPITAL RESERVE OR GOODWILL ON CONSOLIDATION

Capital reserve or goodwill arising on consolidation represents the excess or deficit respectively of the fair value of the separable net assets of the subsidiaries and jointly controlled entities at the respective acquisition dates over the value of the consideration paid. Goodwill is written off directly to reserves in the year in which it arises. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of capital reserve or goodwill is included in the calculation of the profit or loss on disposal.

(g) PROPERTIES

1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the consolidated income statement. Revaluation surpluses or deficits are dealt with in the consolidated income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any provision for diminution in value which is other than temporary as considered necessary by the directors. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

2. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) PROPERTIES *(continued)*

3. Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation.

4. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in policies, as set out in accounting policy 1(h) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in accounting policy 1(j)1 below.

(h) DEPRECIATION

1. Investment properties

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. Properties under development

No depreciation is provided for properties under development.

3. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	5-10 years
Motor vehicles	5 years

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) BORROWING COSTS

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(j) REVENUE RECOGNITION

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated income statement as follows:

1. **Rental income**

   Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

2. **Disposal of investment properties**

   Revenue from disposal of investment properties is recognised upon signing of the sale and purchase agreements.

3. **Interest income**

   Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

4. **Dividends**

(k) DEFERRED TAXATION

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(l) TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the consolidated income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.

(m) RELATED PARTIES

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or

2 TURNOVER AND PROFIT BEFORE TAXATION

The principal activities of the Company are investment holding and, through its subsidiaries, property leasing for rental income, property development for sale, car park management and property management.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

An analysis of the Group's turnover and profit before taxation from the principal activities is as follows:

	Group	
	2001	2000
	$Million	$Million
(a) Turnover		
Property leasing	**1,760.8**	1,833.2
Disposal of investment properties	**762.4**	12.4
Interest income	**225.2**	375.7
	2,748.4	2,221.3
(b) Profit before taxation		
Property leasing	**1,500.3**	1,488.2
Disposal of investment properties	**320.2**	8.1
Net interest (expenses)/income	**(31.1)**	31.7
	1,789.4	1,528.0
Less: Administrative expenses	**(86.3)**	(90.6)
	1,703.1	1,437.4

3 OPERATING PROFIT

	Group 2001 $Million	Group 2000 $Million
Operating profit is arrived at after charging/(crediting):		
(a) Finance costs		
Interest on bank loans and other borrowings repayable within 5 years	**429.0**	401.5
Finance lease charges	**62.9**	64.6
Other ancillary borrowing costs	**22.1**	15.2
Total borrowing costs	**514.0**	481.3
Less: Borrowing costs capitalised (Note i)	**(247.8)**	(126.8)
	266.2	354.5
(b) Other items		
Auditors' remuneration	**2.4**	2.7
Cost of investment properties sold	**442.2**	4.3
Depreciation	**28.5**	28.7
Rental income less direct outgoings of $325.3 million (2000: $345.4 million)	**(1,435.5)**	(1,487.8)
Staff costs (Note ii)	**109.0**	101.6

Notes: (i) The borrowing costs have been capitalised at an average rate of 6.3% (2000: 7.2%) per annum for properties under development.

(ii) The amount relates to reimbursed cost for services provided to the Group in Hong Kong by employees of subsidiaries of Hang Lung Development Company, Limited and costs relating to staff employed outside Hong Kong by the Company's subsidiary.

4 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2001	2000
	$Million	$Million
Fees		
Independent Non-Executive Directors	**0.2**	0.2
Other directors	**0.3**	0.3
	0.5	0.5

Directors are not salaried employees of the Company, but receive directors' fees.

The number of directors whose emoluments fell within the following band is as follows:

	Number of directors	
	2001	2000
Nil — $1,000,000	**9**	8

The emoluments of the five highest paid individuals in the Group being staff employed outside Hong Kong by the Company's subsidiary totalled $0.9 million of which salaries and allowances and the Group's contribution to pension scheme amounted to $0.8 million and $0.1 million respectively. Emoluments of all five highest paid individuals in the Group fell within the band of nil to $1,000,000.

5 TAXATION

	Group 2001 $Million	Group 2000 $Million
(a) *Taxation in the consolidated income statement represents:*		
Provision for Hong Kong profits tax at 16% for the year	**153.1**	169.4
Estimated underprovision/(overprovision) in respect of previous years	**114.1**	(2.4)
Share of jointly controlled entities' taxation	**3.9**	4.0
	271.1	171.0

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
(b) Taxation in the balance sheets represents:				
Provision for Hong Kong profits tax for the year	**153.1**	169.4	**9.4**	2.3
Estimated provision for Hong Kong profits tax relating to previous years	**143.2**	428.5	**1.1**	10.8
	296.3	597.9	**10.5**	13.1

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

(d) Deferred taxation being future taxation arising from balancing charges upon disposal of investment properties is $64.5 million (2000: $48.1 million) has not been provided as its realisation is not assured beyond reasonable doubt.

6 NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Net profit attributable to ordinary shareholders includes a profit of $2,458.7 million (2000: $2,160.2 million) which has been dealt with in the accounts of the Company.

7 DIVIDENDS

	2001	2000
	$Million	$Million
Preference dividend		
Dividend on the convertible cumulative preference shares of HK$7,500 each issued in November 1993 which bear dividend at 5.5% per annum on a reference amount of US$1,000 each		
Amount paid	**18.1**	18.1
Amount payable	**30.2**	30.1
	48.3	48.2
Ordinary dividends		
Interim dividend paid of 11 cents (2000: 10 cents) per share	**318.0**	289.4
Proposed final dividend of 29 cents (2000: 26 cents) per share	**838.4**	751.7
	1,156.4	1,041.1
	1,204.7	1,089.3

8 EARNINGS PER ORDINARY SHARE

(a) The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of $1,383.7 million (2000: $1,218.2 million) and the weighted average number of 2,891.1 million (2000: 2,893.7 million) ordinary shares in issue during the year.

(b) No diluted earnings per ordinary share is presented for both years as the Company's convertible cumulative preference shares did not give rise to any dilution.

9 FIXED ASSETS

	Group				Company
	Investment properties	Properties under development	Other fixed assets	Total	Investment properties
	$Million	$Million	$Million	$Million	$Million
Cost or valuation:					
At 1 July 2000	23,233.4	4,707.3	21.1	27,961.8	43.0
Additions					
— through acquisition of subsidiaries	—	125.0	—	125.0	—
— others	213.7	1,123.3	4.3	1,341.3	—
Transfers	3,073.1	(3,073.1)	—	—	—
Disposals	(736.6)	—	—	(736.6)	—
Deficit on revaluation	(545.1)	—	—	(545.1)	—
At 30 June 2001	**25,238.5**	**2,882.5**	**25.4**	**28,146.4**	**43.0**
Accumulated depreciation:					
At 1 July 2000	185.9	—	3.3	189.2	—
Charge for the year	28.3	—	0.2	28.5	—
At 30 June 2001	**214.2**	**—**	**3.5**	**217.7**	**—**
Net book value:					
At 30 June 2001	**25,024.3**	**2,882.5**	**21.9**	**27,928.7**	**43.0**
At 30 June 2000	23,047.5	4,707.3	17.8	27,772.6	43.0

Cost or valuation of the fixed assets at 30 June 2001 is made up as follows:

Valuation	**24,906.5**	**—**	**—**	**24,906.5**	**43.0**
Cost	**332.0**	**2,882.5**	**25.4**	**3,239.9**	**—**
	25,238.5	**2,882.5**	**25.4**	**28,146.4**	**43.0**

9 FIXED ASSETS *(continued)*

An analysis of net book value of investment properties is as follows:

	Group		Company	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
Long leases in Hong Kong	**17,582.5**	18,044.7	**—**	—
Medium term leases in Hong Kong	**5,100.0**	4,958.0	**43.0**	43.0
Medium term leases outside Hong Kong	**2,224.0**	—	**—**	—
Short lease in Hong Kong	**117.8**	44.8	**—**	—
	25,024.3	23,047.5	**43.0**	43.0

An analysis of net book value of the Group's properties under development is as follows:

	2001	2000
	$Million	$Million
Long leases in Hong Kong	**662.3**	499.1
Medium term leases in Hong Kong	**1,767.7**	1,462.2
Medium term leases outside Hong Kong	**452.5**	2,746.0
	2,882.5	4,707.3

All investment properties of the Group held under long and medium term leases were revalued as at 30 June 2001 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

The net book value of investment properties of the Group of $25,024.3 million (2000: $23,047.5 million) includes an amount of $2,103.0 million (2000: $1,953.0 million) in respect of an asset held under a finance lease.

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. The leases typically run for an initial period of two to five years, with an option to renew the leases after that date at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and include contingent rentals, calculated based on a percentage of the turnover of the tenants and the amount of contingent rentals received for the year is $13.8 million (2000: $10.2 million).

9 FIXED ASSETS *(continued)*

At 30 June 2001, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	Group			Company
	Subleases	Other leases	Total	Other leases
	$Million	$Million	$Million	$Million
Within 1 year	**124.4**	**1,402.4**	**1,526.8**	**1.3**
After 1 year but within 5 years	**255.3**	**1,586.4**	**1,841.7**	**1.1**
After 5 years	**308.1**	**255.7**	**563.8**	**0.2**
	687.8	**3,244.5**	**3,932.3**	**2.6**

10 INTEREST IN SUBSIDIARIES

	Company	
	2001	2000
	$Million	$Million
Unlisted shares, at cost	**3,893.6**	3,893.6
Amounts due from subsidiaries	**19,272.9**	19,166.4
Amounts due to subsidiaries	**(4,792.1)**	(6,233.2)
	18,374.4	16,826.8

Details of principal subsidiaries are set out in note 28.

11 INTEREST IN JOINTLY CONTROLLED ENTITIES

	Group	
	2001	2000
	$Million	$Million
Share of net assets — unlisted shares	**329.3**	287.3
Amounts due from jointly controlled entities	**1,119.7**	1,068.4
	1,449.0	1,355.7

12 INVESTMENTS

	Group 2001 $Million	Group 2000 $Million
Unlisted shares, at cost	**0.1**	0.1
Advances	**13.8**	15.8
	13.9	15.9

13 PROPERTIES UNDER DEVELOPMENT

Properties under development are located in Hong Kong and includes an amount of $5,886.5 million (2000: $1,101.1 million) which are not expected to be completed for sale within one year.

14 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors with the following ageing analysis:

	Group 2001 $Million	Group 2000 $Million
Within 1 month	**34.0**	27.4
1 - 3 months	**4.8**	3.7
Over 3 months	**4.2**	5.7
	43.0	36.8

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

15 BANK LOANS AND OVERDRAFTS

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

	Group		Company	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
Within 1 year or on demand	**2,182.4**	5,017.3	**182.4**	17.3
After 2 years but within 5 years (Note 17)	**6,770.0**	10.0	**—**	—
	8,952.4	5,027.3	**182.4**	17.3

16 TRADE AND OTHER PAYABLES

	Group		Company	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
Land premium payable	**—**	1,021.0	**—**	—
Creditors and accrued expenses (Note i)	**693.8**	398.3	**3.6**	3.2
Deposits received (Note ii)	**449.3**	437.5	**0.3**	0.2
Amounts due to fellow subsidiaries	**490.1**	430.1	**—**	—
	1,633.2	2,286.9	**3.9**	3.4

Notes: (i) Creditors and accrued expenses include retention money payable of $70.3 million (2000:$70.4 million) which is not expected to be settled within one year.

(ii) Deposits received of $445.1 million (2000: $409.9 million) are not expected to be settled within one year.

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group		Company	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
Within 1 month	**222.1**	162.0	**0.2**	—
Over 3 months	**390.9**	76.7	**0.3**	0.3
	613.0	238.7	**0.5**	0.3

17 LONG TERM LIABILITIES

	Group 2001	Group 2000
	$Million	$Million
Bank loans — unsecured (Note 15)	**6,770.0**	10.0
Finance lease obligations (Note 18)	**848.8**	882.6
Floating rate notes due 2004 (Note)	**540.0**	540.0
Land premium	**0.7**	0.7
	8,159.5	1,433.3

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

18 FINANCE LEASE OBLIGATIONS

Total minimum lease payments under finance lease and their present values are as follows:

	Present value of minimum lease payments	Interest expenses relating to future periods	Total minimum lease payments
		2001	
	$Million	**$Million**	**$Million**
Amounts payable			
Within 1 year	**33.8**	**60.8**	**94.6**
After 1 year but within 5 years	**206.2**	**212.3**	**418.5**
After 5 years	**642.6**	**159.7**	**802.3**
	848.8	**372.0**	**1,220.8**
	882.6	**432.8**	**1,315.4**

18 FINANCE LEASE OBLIGATIONS *(continued)*

	Present value of minimum lease payments	Interest expenses relating to future periods	Total minimum lease payments
		2000	
	$Million	$Million	$Million
Amounts payable			
Within 1 year	27.7	62.9	90.6
After 1 year but within 5 years	176.3	225.7	402.0
After 5 years	706.3	207.2	913.5
	882.6	432.9	1,315.5
	910.3	495.8	1,406.1

19 MINORITY INTERESTS

	Group	
	2001	2000
	$Million	$Million
Share of equity and reserves in subsidiaries	**(125.4)**	8.4
Contributions from minority shareholders	**512.3**	309.8
	386.9	318.2

20 SHARE CAPITAL

	2001 $Million	2000 $Million
Authorised		
4,500,000,000 ordinary shares of $1 each	**4,500.0**	4,500.0
200,000 5.5% convertible cumulative preference shares of $7,500 each	**1,500.0**	1,500.0
	6,000.0	6,000.0
Issued and fully paid		
2,891,113,407 (2000: 2,891,113,407) ordinary shares of $1 each	**2,891.1**	2,891.1
112,435 (2000: 112,435) 5.5% convertible cumulative preference shares of $7,500 each	**843.3**	843.3
	3,734.4	3,734.4

Convertible Cumulative Preference Shares

As of balance sheet date, the number of outstanding convertible cumulative preference shares is 112,435 (2000: 112,435) with conversion rights to 86,125,210 (2000: 86,125,210) ordinary shares, exercisable at any time from 26 December 1993.

21 RESERVES

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
Capital reserves				
Share premium	**8,464.5**	8,464.5	**8,464.5**	8,464.5
Investment property revaluation reserve:				
At 1 July	**6,991.1**	5,898.7	**38.8**	42.2
(Deficit)/Surplus for the year	**(401.9)**	1,095.4	**—**	(3.4)
Surplus realised on property disposal	**(304.0)**	(3.0)	**—**	—
At 30 June	**6,285.2**	6,991.1	**38.8**	38.8
Capital reserve on consolidation:				
At 1 July	**275.6**	275.8	**—**	—
Amounts released to the consolidated income statement on disposal of investment properties	**—**	(0.2)	**—**	—
At 30 June	**275.6**	275.6	**—**	—
Revaluation reserve attributable to investment properties held by jointly controlled entities:				
At 1 July	**116.7**	197.0	**—**	—
Surplus/(Deficit) for the year	**22.8**	(80.3)	**—**	—
At 30 June	**139.5**	116.7	**—**	—
Capital redemption reserve:				
At 1 July	**1,306.6**	1,303.7	**1,306.6**	1,303.7
Repurchase of ordinary shares	**—**	2.9	**—**	2.9
At 30 June	**1,306.6**	1,306.6	**1,306.6**	1,306.6
Exchange fluctuation reserve arising on translation of overseas subsidiaries:				
At 1 July	**16.2**	5.5	**—**	—
During the year	**(2.4)**	10.7	**—**	—
At 30 June	**13.8**	16.2	**—**	—
	16,485.2	17,170.7	**9,809.9**	9,809.9
Retained profits				
At 1 July	**6,572.2**	6,410.4	**2,526.4**	1,422.6
Retained profit for the year	**227.3**	177.1	**1,302.3**	1,119.1
Aggregate consideration paid on ordinary shares repurchased	**—**	(15.3)	**—**	(15.3)
At 30 June	**6,799.5**	6,572.2	**3,828.7**	2,526.4
	23,284.7	23,742.9	**13,638.6**	12,336.3

21 RESERVES *(continued)*

	Group 2001 $Million	Group 2000 $Million
Statement of retained profits:		
Group companies	**6,649.1**	6,440.9
Jointly controlled entities	**150.4**	131.3
	6,799.5	6,572.2

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2001 was $3,828.7 million (2000: $2,526.4 million).

Revaluation surpluses arising from the valuation of investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any material tax liability.

22 CONTINGENT LIABILITIES

At 30 June, contingent liabilities were as follows:

	Company 2001 $Million	Company 2000 $Million
Guarantees given to banks to secure banking facilities	**9,314.9**	9,344.2

23 CAPITAL COMMITMENTS

At 30 June, capital commitments not provided for in the accounts were as follows:

	Group 2001 $Million	Group 2000 $Million
Contracted for	**213.7**	732.3

24 PENSION SCHEME AND COSTS

Services are provided to the Group by employees of subsidiaries of Hang Lung Development Company, Limited which are covered by the provident fund scheme operated for Hang Lung Group.

Staff in the Company's subsidiary operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiary is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiary. Total contributions made by the PRC subsidiary for the year amounted to $1.3 million (2000: $0.4 million).

25 RELATED PARTY TRANSACTIONS

(a) Lockoo Limited and Kelvey Limited, both wholly-owned subsidiaries of the Company purchased from Hang Lung Development Company, Limited ("HLD") and its wholly-owned subsidiary, Rosper Limited, their interests in properties at Blue Pool Road, Happy Valley, Hong Kong ("the Properties"), for a cash consideration determined on the basis of independent valuation of approximately $125 million on 23 November 2000 for residential development. The Properties are old three-storeyed residential buildings and cover a total site area of approximately 2,236 square metres.

(b) During the financial year ended 30 June 2001, Hang Lung (Administration) Limited ("HLAL") continued to lease from Rioloy Limited ("Rioloy"), a wholly-owned subsidiary of the Company, office premises situate at 26/F to 29/F of Standard Chartered Bank Building, Central. During the period from 15 August 2000 to 30 June 2001, HLAL leased from Rioloy office premises situate at 24/F of Standard Chartered Bank Building. HLAL is a wholly-owned subsidiary of HLD and as at balance sheet date, the Company is a 60% owned subsidiary of HLD. Income received and receivable therefrom by the Group for the financial year ended 30 June 2001 is $12.9 million (2000: $8.7 million). The transactions were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

25 RELATED PARTY TRANSACTIONS *(continued)*

(c) There are three monthly licences between HLAL and Hang Lick Company Limited, Pocaliton Limited and Hang Chui Company Limited, all wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use, on a month to month basis. HLAL is a wholly-owned subsidiary of HLD and as at balance sheet date, the Company is a 60% owned subsidiary of HLD. Total amount received and receivable from HLAL under the three licences for the financial year ended 30 June 2001 is $3.5 million (2000 : $3.5 million). All of the above licences were negotiated in the ordinary and the usual course of business of the parties thereto and on normal commercial terms.

(d) Hang Lung Treasury Limited ("HLT") continued to provide a $180 million back-to-back loan to Amoy Treasury Limited, a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of HLD and as at balance sheet date, the Company is a 60% owned subsidiary of HLD. The amount of loan outstanding was $180 million (2000 : $180 million) at the end of the year. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand.

(e) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company paid a fixed sum fee of $0.9 million (2000 : $0.9 million) to a fellow subsidiary, Grand Hotel Group Limited for the provision of administrative services to Kornhill Recreation Club.

(f) During the year, the Group paid $86.1 million (2000 : $82 million) to certain wholly-owned subsidiaries of HLD for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(g) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at the end of the year was $1,095.8 million (2000 : $1,054.4 million).

(h) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was $312.3 million (2000 : $253.2 million).

26 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company at 30 June 2001 to be Hang Lung Development Company, Limited which is incorporated in Hong Kong.

27 COMPARATIVE FIGURES

Current year analysis of the Group's profit before taxation from principal activities disclosed in note 2(b) is before deduction of administrative expenses as this is considered a better presentation of the Group's results. Accordingly, comparative figures for this note have been reclassified to conform with this year's presentation.

28 PRINCIPAL SUBSIDIARIES

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Amoy International Treasury Limited	8	100	100	Financial services	British Virgin Islands
Amoy Properties (China) Limited*	2	100	100	Investment holding	Hong Kong
Amoy Treasury Limited*	2	100	100	Financial services	Hong Kong
Amoy Treasury Services Limited	2	100	—	Investment holding	Hong Kong
Antonis Limited	10,000	100	100	Property leasing	Hong Kong
AP City Limited*	2	100	—	Property leasing	Hong Kong
AP Joy Limited*	2	100	—	Property development	Hong Kong
AP Properties Limited*	20	85	—	Property development	Hong Kong
AP Success Limited*	2	100	—	Property leasing	Hong Kong
AP Universal Limited	2	100	—	Property leasing	Hong Kong
AP Win Limited	1,000,000	100	—	Property leasing	Hong Kong
AP World Limited*	2	100	100	Property development	Hong Kong
APW Finance Limited*	2	100	100	Financial services	Hong Kong
Bonna Estates Company Limited*	1,000,000	100	100	Property leasing	Hong Kong
Caddo Enterprises, Limited	4,000,000	100	—	Property leasing	Hong Kong
Carmana Limited	2	100	—	Property leasing	Hong Kong
Chi Pan Company, Limited	100,000	100	—	Property management	Hong Kong
Cititop Limited*	2	100	—	Property development	Hong Kong
Country Bond Development Limited*				Investment holding	Hong Kong
'A' shares	990	79.8	—		
'B' share	1	100	—		

28 PRINCIPAL SUBSIDIARIES *(continued)*

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Easegood Enterprises Limited*	2	100	—	Investment holding	Hong Kong
Fu Yik Company Limited	3	100	—	Property leasing	Hong Kong
Gala Ruby Limited	2	100	100	Investment holding	Hong Kong
Gowily Limited*	2	100	—	Property leasing	Hong Kong
Hang Chui Company Limited*	2	100	—	Property leasing	Hong Kong
Hang Fine Company Limited*	200	100	—	Property leasing	Hong Kong
Hang Kwok Company Limited	10,000	100	—	Property leasing	Hong Kong
Hang Lick Company Limited	10,000	100	—	Property leasing	Hong Kong
Hang Lung Park-In Limited*	2	100	—	Property leasing	Hong Kong
Lakefield Estates Company Limited*	4	100	—	Property leasing	Hong Kong
Lockoo Limited	1,000,002	100	—	Property leasing	Hong Kong
Mansita Limited	2	100	—	Property leasing	Hong Kong
Ottringham Limited	20	100	—	Property leasing	Hong Kong
Palex Limited	2	100	—	Property leasing	Hong Kong
Pocaliton Limited*	2	100	—	Property leasing	Hong Kong
Rago Star Limited*	2	100	—	Property leasing	Hong Kong
Rioloy Limited*	2	100	—	Property leasing	Hong Kong
Ronhero Limited	2	100	—	Property leasing	Hong Kong
Stooket Limited*	2	100	100	Property leasing	Hong Kong
Wai Luen Investment Company, Limited	100,000	100	—	Property leasing	Hong Kong
Wililoy Limited	2	100	—	Property leasing	Hong Kong

28 PRINCIPAL SUBSIDIARIES *(continued)*

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Yangli Limited	2	100	—	Property leasing	Hong Kong
Zarat Limited	2	100	—	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	79	—	Property leasing	The People's Republic of China

* Audited by KPMG

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

29 JOINTLY CONTROLLED ENTITIES

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Country Link Enterprises Limited*	10,000	52.5#	—	Investment holding	Hong Kong
Ease Smart Development Limited*				Investment holding	Hong Kong
'A' share	1	—	—		
'B' share	1	100	—		
Star Play Development Limited	3	33.3	—	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	47.3#	—	Property development & leasing	The People's Republic of China

* Audited by KPMG

\# Represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the jointly controlled entity.